Exhibit 99.1

PRESS RELEASE

AuRico Reports Record Earnings for Q3 2011

Growing a Leading Intermediate Gold Producer

Toronto: November 10, 2011: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico”) is pleased to report financial results for the third quarter ended September 30, 2011. All amounts are in U.S. dollars unless otherwise indicated.

During the third quarter the Company continued to deliver strong performance across the key operational and financial metrics including production, cash costs and operating cash flow, and reported a significantly increased quarter-end cash position of 42% to $145 million. Through the recent transformational acquisition of Northgate Minerals in late October, AuRico has emerged as a new leading intermediate gold producer with a robust production profile, a low cost base, an attractive growth platform and a compelling valuation.

Third Quarter Highlights

  Revenues of $112.1 million, a 102% increase over Q3 2010

  Record net earnings of $62.6 million, ($0.36 per share), a 580% increase over Q3 2010

  Record earnings before other items of $52.8 million ($0.30 per share), a 326% increase over Q3 2010

  Increased the quarter-end cash balance by 42% to $145 million over the previous quarter

  Strong operating cash flow of $51.7 million ($0.30 per share), a 66% increase over Q3 2010

  Strong net free cash flow of $11.6 million, a 197% increase over Q3 2010

  Strong production of 45,686 gold ounces and 1.4 million silver ounces, or 76,630 gold equivalent ounces using the actual gold equivalency ratio of 45:1 realized during the quarter, representing a 68% increase over Q3 2010

  Cash costs of $487 per gold equivalent ounce, using the actual gold equivalency ratio of 45:1 realized during the quarter, a 9% increase over Q3 2010. The increase in cash costs includes non- recurring commissioning costs related to the resumption of production at the El Cubo mine

  Record margins of $1,217 per ounce (71%) company-wide, a 55% improvement over Q3 2010

  The El Chanate mine recently reached 1 million man hours (one year) with no lost time injuries, believed to be the first Mexican-based operation to achieve such a high safety record

“In the third quarter we continued to report solid operational and financial results from our operations. During the quarter, our production contribution expanded to include three operating mines with all three of those operations expected to deliver increased production in the coming quarters. Our robust cash flow continued to fully fund our expansion and exploration programs and contributed to the increased quarter-end cash position of $145 million,” stated René Marion, President and Chief Executive Officer. “Looking forward to the fourth and coming quarters, the recent acquisition of Northgate Minerals transforms the Company to be a leading intermediate, low cost gold producer with a substantial growth platform and a compelling valuation opportunity. The Company’s production and resource base has increased significantly and now includes five producing assets, with the sixth, Young-Davidson, expected to begin production at the end of Q1 2012.”

Operational and Financial Results

(in thousands, except ounces and total cash costs)
THREE MONTHS ENDED	OCAMPO		EL CHANATE		EL CUBO		CORPORATE
SEPTEMBER 30	2011	2010	2011	2010	2011	2010	2011	2010
Gold ounces sold	22,153	26,167	16,426	-	2,200	194	-	-
Silver ounces sold	945,704	1,188,135	-	-	147,155	14,578	-	-
Gold equivalent ounces sold (realized)(1)	43,520	44,672	16,426	-	5,483	427	-	-
Gold ounces produced	24,844	27,018	16,444	-	4,398	-	-	-
Silver ounces produced	1,064,906	1,189,769	-	-	308,528	-	-	-
Gold equivalent ounces produced (realized)(1)	48,826	45,520	16,444	-	11,360	-	-	-
Revenue from mining operations	$73,573	$54,987	$29,127	-	$9,387	$531	-	-
Mine standby costs	-	-	-	-	$284	$3,486	-	-
Earnings / (loss) before other items	$41,441	$22,546	$16,021	-	$2,775	$(4,875)	$(7,444)	$(5,224)
Cash flow from / (used in) operations	$41,378	$36,864	$15,287	-	$1,359	$(2,477)	$(6,311)	$(3,150)
Total cash costs per gold equivalent ounce (realized)(2)(4)	$436	$436	$465	-	$963	$1,386	-	-
Total cash costs per gold ounce(2)	$(772)	$(127)	$465	-	$(153)	$1,610	-	-
Gold equivalent ounces sold (55:1)(3)	39,348	47,769	16,426	-	4,876	459	-	-
Gold equivalent ounces produced (55:1)(3)	44,206	48,650	16,444	-	10,008	-	-	-
Total cash costs per gold equivalent ounce (55:1)(2)(3)(4)	$482	$408	$465	-	$1,083	$1,290	-	-

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities. A gold equivalent ratio of 45:1 was realized in the third quarter.
(2)	See the Non-GAAP Measures section on page 25 of the Third Quarter 2011 Management’s Discussion and Analysis.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)	Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

Operational and Financial Results

(in thousands, except ounces and total cash costs)

NINE MONTHS ENDED	OCAMPO		EL CHANATE		EL CUBO		CORPORATE
SEPTEMBER 30	2011	2010	2011(5)	2010	2011	2010	2011	2010
Gold ounces sold	76,104	72,408	32,304	-	2,200	11,160	-	-
Silver ounces sold	3,195,176	3,244,585	-	-	147,155	555,469	-	-
Gold equivalent ounces sold (realized)(1)	152,321	122,277	32,304	-	5,483	19,713	-	-
Gold ounces produced	79,569	73,836	31,315	-	4,398	10,844	-	-
Silver ounces produced	3,310,509	3,217,584	-	-	308,528	536,457	-	-
Gold equivalent ounces produced (realized)(1)	158,248	123,428	31,315	-	11,360	19,108	-	-
Revenue from mining operations	$231,681	$144,700	$54,236	-	$9,387	$22,549	-	-
Mine standby costs	-	-	-	-	$11,430	$7,801	-	-
Earnings / (loss) before other items	$132,405	$57,560	$25,827	-	$(9,624)	$(231,100)	$(28,454)	$(13,267)
Cash flow from / (used in) operations	$148,155	$74,216	$29,570	-	$(16,565)	$(474)	$(21,413)	$(11,799)
Total cash costs per gold equivalent ounce (realized)(2)(4)	$382	$449	$475	-	$963	$807	-	-
Total cash costs per gold ounce(2)	$(760)	$(58)	$475	-	$(153)	$552	-	-
Gold equivalent ounces sold (55:1)(3)	134,198	131,400	32,304	-	4,876	21,259	-	-
Gold equivalent ounces produced (55:1)(3)	139,760	132,338	31,315	-	10,008	20,596	-	-
Total cash costs per gold equivalent ounce (55:1)(2)(3)(4)	$433	$418	$475	-	$1,083	$748	-	-

(1)

Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities. A gold equivalent ratio of 43:1 was realized in the first nine months of 2011.

(2)	See the Non-GAAP Measures section on page 25 of the Third Quarter 2011 Management’s Discussion and Analysis.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.
(4)

Cash costs for the Ocampo and El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

(5)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.

The financial statements are available on the Company’s website at www.auricogold.com or www.sedar.com.

Q3 Conference Call and Webcast

A webcast and conference call will be held on Thursday, November 10, 2011 starting at 10:00 a.m. Eastern Time. Senior management will be on hand to discuss the results.

Conference Call Access:
Canada & US Toll Free:	1-888-231-8191
International & Toronto:	1-647-427-7450

When the Operator answers please ask to be placed into the AuRico Gold Third Quarter 2011 Results Conference Call.

Conference Call Webcast:
The conference call event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3697320

Archive Call Access:
If you are unable to attend the conference call, a replay will be available until midnight, November 17, 2011 by dialing the appropriate number below:

Local Toronto Participants: 1-416-849-0833	Passcode: #17201529
North America Toll Free: 1-855-859-2056	Passcode: #17201529

Archive Webcast:
The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3697320 or via the Company’s website at www.auricogold.com.

About AuRico Gold
AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Canada, Mexico and Australia. The Company currently has five operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, the El Cubo mine in Guanajuato State, as well as the Fosterville and Stawell gold mines in Victoria, Australia. The first production from the exciting Young-Davidson gold mine in northern Ontario is expected by the end of Q1 2012 as the mine ramps up to over 200,000 ounces of annual production by 2015. AuRico’s strong pipeline of development and exploration stage projects includes advanced development properties in Mexico and British Columbia and several highly prospective exploration properties in Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources”, that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in AuRico Gold’s Annual Report on Form 40-F, which may be secured from AuRico Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability to continue to fund expansion and exploration operations through cash flows, the ability to realize the perceived benefits of the acquisition of Northgate, the ability of Young-Davidson to be in production at the end of Q1 2012 and to achieve over 200,000 ounces of production by 2014, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of its exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized in 2011. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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